UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Copper Property CTL Pass Through Trust

(Name of Issuer)

Trust certificates, no par value

(Title of Class of Securities)

217519107

(CUSIP Number)

December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. Beneficial ownership information contained herein is given as of the date listed above.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Sixth Street Partners Management Company, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 trust certificates
6 Shared Voting Power 7,353,908 trust certificates
7 Sole Dispositive Power 0 trust certificates
8 Shared Dispositive Power 7,353,908 trust certificates
9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,353,908 trust certificates
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 9.81% (1)
12	Type of Reporting Person (See Instructions) PN

(1) Based on 75,000,000 trust certificates, no par value (“Trust Certificates”) of Copper Property CTL Pass Through Trust (the “Issuer”) outstanding as of September 30, 2021, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on November 12, 2021.

1	Names of Reporting Persons. Alan Waxman
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 trust certificates
6 Shared Voting Power 7,353,908 trust certificates
7 Sole Dispositive Power 0 trust certificates
8 Shared Dispositive Power 7,353,908 trust certificates
9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,353,908 trust certificates
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 9.81% (2)
12	Type of Reporting Person (See Instructions) IN, HC

(2) Based on 75,000,000 Trust Certificates of the Issuer outstanding as of September 30, 2021, as reported in the Issuer’s Form 10-Q filed with the Commission on November 12, 2021.

Item 1.

(a)	Name of Issuer
Copper Property CTL Pass Through Trust

(b)	Address of Issuer’s Principal Executive Offices
3 Second Street, Suite 206 Jersey City, NJ 07311-4056

Item 2.

(a)	Name of Person Filing

This Schedule 13G is being filed jointly by Sixth Street Partners Management Company, L.P., a Delaware limited partnership (“Management Company”), and Alan Waxman (each a “Reporting Person” and, together, the “Reporting Persons”), pursuant to an Agreement of Joint Filing incorporated by reference herein in accordance with Rule 13d-1(k)(1) under the Act.

Management Company ultimately indirectly controls (i) Sixth Street Adjacent Opportunities GenPar, L.P., a Delaware limited partnership, which is the managing member of Nickel Opportunities Investments, LLC, a Delaware limited liability company (“Nickel Opps”), which directly holds 5,788,800 Trust Certificates of the Issuer; and (ii) Sixth Street Opportunities GenPar IV, L.P., a Delaware limited partnership, which is the managing member of Nickel IV Investments, LLC, a Delaware limited liability company (“Nickel IV”), which directly holds 568,150 Trust Certificates of the Issuer.

Mr. Waxman is the CEO and Managing Partner of TSSP Holdco Management, LLC, a Delaware limited liability company ("TSSP Holdco Management"). TSSP Holdco Management is managed by a board of directors, which is currently comprised of Mr. Waxman. TSSP Holdco Management manages Sixth Street Specialty Lending Advisers Holdings, LLC, a Delaware limited liability company ("Adviser Holdings"). The business and affairs of Sixth Street Specialty Lending Advisers, LLC, a Delaware limited liability company (“Adviser”), are managed by Adviser Holdings, the sole member of Adviser. Sixth Street Specialty Lending, Inc., a Delaware corporation ("SLX"), is managed by Adviser. SLX is the sole member of Sixth Street SL Holding, LLC ("SLX SL"), which directly holds 996,958 Trust Certificates.

Because (i) of the relationship between Mr. Waxman and Nickel Opps and Nickel IV, he may be deemed to beneficially own the Trust Certificates owned by Nickel Opps and Nickel IV; and (ii) Mr. Waxman is a member of the board of directors of TSSP Holdco Management, he may be deemed to beneficially own the Trust Certificates owned by SLX SL. Management Company is managed by its general partner, whose managing member is Alan Waxman. Because of Management Company’s relationship with Nickel Opps and Nickel IV, Management Company may be deemed to beneficially own the Trust Certificates owned by Nickel Opps and Nickel IV. Each of Management Company and Mr. Waxman disclaims beneficial ownership of the Trust Certificates except to the extent of their pecuniary interest therein.

(b)	Address of Principal Business Office or, if none, Residence

The principal business address of Sixth Street Partners Management Company, L.P. is c/o Sixth Street Partners, LLC, 2100 McKinney Avenue, Suite 1500, Dallas, Texas 75201.

The principal business address of Alan Waxman is c/o Sixth Street Partners, LLC, Suite 3300, 345 California Street, San Francisco, CA 94104.

(c)	Citizenship

Sixth Street Partners Management Company, L.P. is a limited partnership organized under the laws of the State of Delaware. Alan Waxman is a United States citizen.

(d)	Title of Class of Securities

Trust certificates, no par value (“Trust Certificates”)
(e)	CUSIP Number

217519107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned

Sixth Street Partners Management Company, L.P. may be deemed the beneficial owner of 7,353,908 Trust Certificates. Alan Waxman may be deemed the beneficial owner of 7,353,908 Trust Certificates.

(b)	Percent of Class

The information set forth in Row 11 on the cover page for each of Sixth Street Partners Management Company, L.P. and Alan Waxman is hereby incorporated by reference into this Item 4(b) for each such person.

(c)	Number of shares as to which such person has:

The information set forth in Rows 5 through 8 on the cover page for each of Sixth Street Partners Management Company, L.P. and Alan Waxman is hereby incorporated by reference into this Item 4(b) for each such person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2022

Sixth Street Partners Management Company, L.P.

By:	/s/ David Stiepleman (3)
Name: David Stiepleman
Title: Authorized Signatory of the GP of Sixth Street Partners Management Company, L.P.
Alan Waxman

By:	/s/ Joshua Peck (3)(4)
Name: Joshua Peck
Title: Joshua Peck, on behalf of Alan Waxman

(3) Sixth Street Partners Management Company, L.P. and Alan Waxman are jointly filing this Schedule 13G pursuant to the Joint Filing Agreement dated February 11, 2022, which was previously filed with the Commission.

(4) Joshua Peck is signing on behalf of Alan Waxman pursuant to the authorization and designation letter dated July 12, 2021, which was previously filed with the Commission.